Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Ecopetrol’s ratio of earnings to fixed charges for (i) the years ended December 31, 2015 and 2014 in accordance with IFRS and (ii) the three-month period ended March 31, 2016 and 2015 in accordance with Colombian IFRS (expressed in millions of pesos).

	For the year ended December 31,			For the three-months period ended March 31,
Period	2015		2014	2016	2015
	(IFRS, Audited)			(Colombian IFRS, Unaudited)
Income before income tax and minority interest	(5,578,626)		11,104,428	1,435,847	828,318
Income (loss) from equity investees	(46,687)		166,070	(27,418)	6,334
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	(5,531,939)		10,938,358	1,463,266	821,984

Fixed Charges
Interest expensed and capitalized	2,498,110		1,385,601	799,573	515,425
Amortized premiums, discounts and capitalized expenses related to indebtedness	14,935		9,374	4,538	5,002
Estimate of the interest within rental expense	89,912		74,959	16,487	18,433
Total Fixed Charges	2,602,957		1,469,934	820,598	538,860
Amortization of capitalized interest	114,112		107,612	35,348	25,782
Distributed income of equity investees	332,438		667,014	35,762	37,438
Total added items	(2,482,432)		13,182,918	2,354,974	1,424,064
Interest capitalized	744,426		640,698	137,021	223,640
Total subtracted items	744,426		640,698	137,021	223,640
Total Earnings	(3,226,858)		12,542,220	2,217,953	1,200,424

Total Ratio of Earnings to Fixed Charges	(1.24	)(1)(2)	8.53	2.70	2.23

(1)	The deficiency for the year ended December 31, 2015 in peso terms was Ps$5,829,815 million.

(2)	The ratio of earnings to fixed charges for the year ended December 31, 2015 was affected by the recognition of non-cash accounting items such as: (a) an impairment of non-current assets of Ps$7,864,875 million and (b) an unrealized loss on exchange rate differences of Ps$3,695,754 million. Without the effect of these two factors, our ratio of earnings to fixed charges for the year ended December 31, 2015 would be 3.2.

Source: Ecopetrol’s accounting records.